Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of September 30,	As of December 31,
	Note	2025	2024
ASSETS

Non-current assets
Property and equipment		528	385
Intangible assets		13,292	13,292
Right-of-use assets		2,576	1,303
Other non-current assets		532	476
Total non-current assets		16,928	15,456

Current assets
Other current assets	6	4,306	5,605
Accrued income	6	1,422	629
Short-term financial assets	8	98,740	70,955
Cash and cash equivalents	8	46,440	27,708
Total current assets		150,908	104,897

TOTAL ASSETS		167,836	120,353

EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		559	446
Share premium		466,858	344,946
Reserve for share-based payment	7	26,514	16,062
Actuarial loss on post-employment benefit obligations		(1,835)	(2,233)
Treasury shares		(35)	(10)
Cumulative translation adjustments		(467)	(271)
Accumulated losses		(361,000)	(285,557)
Total equity		130,594	73,383

Non-current liabilities
Long-term lease liabilities		2,045	865
Defined benefit pension liabilities		1,470	1,870
Total non-current liabilities		3,515	2,735

Current liabilities
Trade payables		1,221	5,871
Accrued expenses and other payables	10	19,942	18,198
Short-term lease liabilities		421	315
Warrant liabilities	9	12,143	19,851
Total current liabilities		33,727	44,235

Total liabilities		37,242	46,970

TOTAL EQUITY AND LIABILITIES		167,836	120,353

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2025	2024	2025	2024
Grant income		243	216	788	683
Operating income		243	216	788	683
Research and development expenses	5	(14,117)	(12,999)	(43,797)	(40,320)
General and administrative expenses	5	(6,422)	(5,348)	(18,030)	(16,307)
Operating expenses		(20,539)	(18,347)	(61,827)	(56,627)

Operating loss		(20,296)	(18,131)	(61,039)	(55,944)

Finance income		438	556	1,451	1,797
Finance expense		(162)	(264)	(592)	(393)
Fair value adjustment on warrant liabilities	9	3,089	(445)	(9,056)	(2,143)
Foreign currency exchange gain (loss)	2.(D)	89	(1,888)	(6,211)	(361)
Finance result		3,454	(2,041)	(14,408)	(1,100)

Loss before tax for the period		(16,842)	(20,172)	(75,447)	(57,044)

Income tax benefit (expense)		(13)	(18)	4	(78)

Loss for the period		(16,855)	(20,190)	(75,443)	(57,122)

Loss per share:
Basic and diluted loss attributable to equity holders	11	(0.32)	(0.48)	(1.48)	(1.44)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Loss for the period	(16,855)	(20,190)	(75,443)	(57,122)

Other comprehensive income (loss):
Items that will not be reclassified to Statements of Loss:
Actuarial gain (loss) of defined benefit plans	(216)	(472)	398	(847)
Items that may be reclassified subsequently to loss:
Foreign currency translation differences	(5)	(37)	(196)	(7)
Other comprehensive income (loss) for the period	(221)	(509)	202	(854)

Total comprehensive loss for the period	(17,076)	(20,699)	(75,241)	(57,976)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2024		36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	(57,122)	(57,122)
Other comprehensive income (loss):
Actuarial loss on post-employment benefit obligations		-	-	-	-	-	-	-	(847)	-	(847)
Foreign currency translation differences		-	-	-	-	-	-	(7)	-	-	(7)
Total comprehensive income (loss) for the period		-	-	-	-	-	-	(7)	(847)	(57,122)	(57,976)
Share-based compensation expense	7	-	-	-	-	-	6,940	-	-	-	6,940
Issuance of ordinary shares related to registered direct offering		5,000,000	50	-	-	53,491	-	-	-	-	53,541
Transaction costs related to registered direct offering		-	-	-	-	(1,868)	-	-	-	-	(1,868)
Issuance of shares to be held as treasury shares		1,000,000	10	(1,000,000)	(10)	-	-	-	-	-	-
Issuance of shares in connection with warrants exercised	7	49	-	-	-	-	-	-	-	-	-
Stock options exercised	7	295,226	3	-	-	860	-	-	-	-	863
Balance as of September 30, 2024		42,944,980	429	(1,000,000)	(10)	340,645	13,319	(334)	(1,919)	(256,902)	95,228

Balance as of January 1, 2025		44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383
Loss for the period		-	-	-	-	-	-	-	-	(75,443)	(75,443)
Other comprehensive income (loss):
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	398	-	398
Foreign currency translation differences		-	-	-	-	-	-	(196)	-	-	(196)
Total comprehensive loss for the period		-	-	-	-	-	-	(196)	398	(75,443)	(75,241)
Share-based compensation expense	7	-	-	-	-	-	11,732	-	-	-	11,732
Issuance of ordinary shares related to registered direct offering	4	5,000,000	50	-	-	90,177	-	-	-	-	90,227
Transaction costs related to the issuance of ordinary shares	4	-	-	-	-	(6,808)	-	-	-	-	(6,808)
Vesting of earnout shares		1,422,723	14	-	-	(14)	-	-	-	-	-
Issuance of shares to be held as treasury shares		2,500,000	25	(2,500,000)	(25)	-	-	-	-	-	-
Warrants exercised	9	1,817,063	19	-	-	35,863	-	-	-	-	35,882
Transaction costs related to warrants exercised		-	-	-	-	(233)	-	-	-	-	(233)
Stock options exercised and RSUs released	7	472,623	5	-	-	2,927	(1,280)	-	-	-	1,652
Balance as of September 30, 2025		55,874,811	559	(3,500,000)	(35)	466,858	26,514	(467)	(1,835)	(361,000)	130,594

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the nine months ended September 30,
	Note	2025	2024 (as recast)
Operating activities
Loss before tax for the period		(75,447)	(57,044)

Non-cash adjustments:
- Financial result		4,364	(1,517)
- Depreciation of property and equipment and right-of-use assets		388	284
- Share-based compensation expense	7	11,732	6,940
- Post-employment (benefits)/loss		30	(18)
- Fair value adjustment on warrant liabilities	9	9,046	2,144
Working capital adjustments:
- Decrease in other current assets	6	2,833	5,942
- Increase in accrued income	6	(792)	(692)
- (De)/Increase in payables and accrued liabilities	10	(1,730)	6,191
- Decrease in other operating assets/liabilities		(53)	(91)
- Decrease in long-term payables		-	(378)
Taxes (paid)/received		6	(36)
Net cash outflow for operating activities		(49,623)	(38,275)

Investing activities
Payment for short-term financial assets, net	8	(27,798)	(16,269)
Interest received		829	1,175
Intangible assets acquisition cost		(1,087)	-
Payment for purchase of property and equipment		(263)	(173)
Net cash outflow for investing activities		(28,319)	(15,267)

Financing activities
Proceeds from sale of ordinary shares	4	90,227	53,541
Transaction costs related to financing activities	4	(7,676)	(2,894)
Proceeds from exercise of warrants, net	9	18,843	-
Proceeds from stock options exercised	8	1,653	863
Principal payment of lease obligations		(271)	(188)
Interest paid		(51)	(41)
Net cash inflow from financing activities		102,725	51,281

Increase (decrease) in cash and cash equivalents		24,783	(2,261)

Cash and cash equivalents, beginning of period	8	27,708	38,327
Effect of foreign exchange rate changes		(6,051)	(434)
Cash and cash equivalents, end of period	8	46,440	35,632

Net cash and cash equivalents variation		24,783	(2,261)

Supplemental non-cash investing information
Interest receivable recorded in other current assets		179	-
Supplemental non-cash financing information
Transaction costs recorded in accrued expenses and other payables		112	-

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts presented in CHF thousands, except share numbers, unless otherwise noted)

1.
CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022, and controls five wholly owned subsidiaries. The Company and its wholly-owned subsidiaries form the Oculis Group (the "Group"). Unless the context otherwise dictates, a reference to “the Company” “us,” “we” or “our” refers to Oculis and its subsidiaries.

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics for the treatment of ophthalmic and neuro-ophthalmic diseases. Oculis is engaged in developing innovative drug candidates that embrace the potential to address significant unmet medical needs for many eye-related and neuro-ophthalmic conditions. The Company’s mission is to save sight and improve eye care of patients worldwide, and it intends to become a global leader in ophthalmic and neuro-ophthalmic therapeutics to realize this mission.

The Audit Committee of the Board of Directors approved the issuance of the unaudited interim condensed consolidated financial statements on November 6, 2025.

2.
BASIS OF PREPARATION AND CHANGES TO THE COMPANY’S ACCOUNTING POLICIES
(A)
Going concern

The Company’s accounts are prepared on a going concern basis. The Board of Directors believes that based on the Company’s current cash, cash equivalents and investments the Company has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical-stage company and is exposed to all the risks inherent to establishing a business, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the biotech and pharmaceutical industry; (iii) successfully move its product candidates through preclinical and clinical development; (iv) successfully obtain regulatory approval and commercialize its products; and (v) attract and retain key personnel. The Company’s success is subject to its ability to raise capital to support its current and future operations. To date, the Company has financed its cash requirements primarily through the sale of preferred and ordinary shares. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Material accounting policies

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets excluding prepaid expenses, accrued income, lease liabilities, trade payables, accrued expenses and other payables approximates their fair value. There have been no material changes to the accounting policies that were applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2024, included in Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025 and available at www.sec.gov, except as follows:

Presentation of interest in the statement of cash flows

Effective January 1, 2025, the Company revised its accounting policy regarding the classification of interest paid and interest received in the statement of cash flows. Interest paid was reclassified from “net cash flows used in operating activities” to “net cash flows used in financing activities”, and interest received was reclassified from “net cash flows used in operating activities” to “net cash flows used in investing activities”. The Company assessed the change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy.

The reclassification of interest paid was elected to provide a more cohesive presentation of payments related to the Company’s office leases. Prior to the change in accounting policy, interest paid on lease liabilities was classified as operating cash flows, while payments of the principal portion of lease liabilities were classified as financing cash flows. The change aligns the interest paid with the associated financial liability giving rise to the interest.

In addition, the Company reclassified interest received to investing activities, as the majority of interest received relates to interest earned on cash and cash equivalents and short-term investments. The Company believes the updated classification better reflects the nature and source of the cash inflows.

The Company applied the change in accounting policy retrospectively and has recast prior period comparative information within the statement of cash flows to ensure consistency and comparability with the current period presentation. As part of the retrospective application, net cash used in operating activities for the nine months ended September 30, 2024 increased by CHF 1.1 million, net cash flow used in investing activities decreased by CHF 1.2 million, and net cash flow inflow from financing activities decreased by CHF 41 thousand.

(C)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024, have been prepared in accordance with International Accounting Standard (“IAS”), IAS 34 - Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

(D)
Functional currency

The unaudited condensed consolidated interim financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company’s subsidiaries is the local currency except for Oculis ehf, the Company’s Icelandic subsidiary, whose functional currency is CHF. Included in the Company’s finance result is foreign currency exchange gain of CHF 0.1 million and loss of CHF 6.2 million for the three and nine months ended September 30, 2025, respectively, arising from favorable and unfavorable fluctuations, respectively, of the U.S. dollar and Euro against the Swiss Franc, impacting the valuation of the Company’s cash and short-term financial assets balances.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
(A)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the year ended December 31, 2024.

(B)
New accounting standards, interpretations, and amendments adopted by the Company

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025, that have a material impact in the interim period. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Company as currently not relevant, are not listed here.

4.
FINANCING ACTIVITY

The Company’s historical financing activities, including equity offerings, private placements, and debt arrangements, are described in detail in Note 5 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 11, 2025.

On February 18, 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 or CHF 18.05 per share, for total gross proceeds of CHF 90.2 million or $100.0 million. In connection with this offering, the Company incurred CHF 6.8 million or $7.5 million of transaction costs during the nine months ended September 30, 2025 that are presented as a reduction of share premium within the statement of changes in equity.

No shares were issued under the Company’s existing at-the-market offering program during the three and nine months ended September 30, 2025.

On July 31, 2025, the Company amended its existing loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Amended Loan Agreement”). The Amended Loan Agreement replaces the prior loan agreement between the Company and the Lender dated May 29, 2024, and is structured to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million. These may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). Upon each tranche becoming available for draw down, as well as upon the Company drawing down the loan tranches, certain associated transaction costs become payable by the Company. Pursuant to the Amended Loan Agreement, the Company is subject to a non-utilization fee of 0.75% per annum of any undrawn amount under tranches 1 and 2. Additionally, to the extent Loan 1 has not been drawn prior to its expiry date, an additional one-time fee of the EUR equivalent of CHF 2.6 million shall be payable, subject to certain conditions. No amounts were drawn under the Amended Loan Agreement during the three and nine months ended September 30, 2025.

In conjunction with the Loan, the Company entered into an amended warrant (the “Amended Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 494,259 of the Company’s ordinary shares, at a price per ordinary share equal to $12.17 (CHF 11.11) with respect to 361,011 shares from the prior warrant agreement, and $18.64 (CHF 15.15) with respect to the remaining 133,248 shares reflecting the upsized loan facility, subject to adjustment. The Amended Blackrock Warrant amends the prior warrant issued to the Holder on May 29, 2024. At signing, the Amended Blackrock Warrant was immediately exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. Following the drawdown of each of Loans 1, 2 and 3, the Amended

Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Amended Blackrock Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2033, (ii) such earlier date on which the Amended Blackrock Warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Amended Blackrock Warrant had not been exercised in part or in full as of September 30, 2025. In connection with this amendment, the Company incurred CHF 0.7 million of transaction related costs during the three and nine months ended September 30, 2025, which were capitalized as a prepayment for liquidity services and recorded within Other Current Assets.

5.
OPERATING EXPENSES

Operating expenses

The tables below show the breakdown of the operating expenses by category:

	For the three months ended September 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2025	2024	2025	2024	2025	2024
Personnel expenses	4,783	2,640	3,850	2,950	8,633	5,590
Payroll and related expenses	2,347	1,541	1,725	1,549	4,072	3,090
Share-based compensation	2,436	1,099	2,125	1,401	4,561	2,500
Other operating expenses	9,334	10,359	2,572	2,398	11,906	12,757
External service providers	8,855	10,101	2,091	1,706	10,946	11,807
Other operating expenses	387	183	422	648	809	831
Depreciation expense	92	75	59	44	151	119
Total operating expenses	14,117	12,999	6,422	5,348	20,539	18,347

	For the nine months ended September 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2025	2024	2025	2024	2025	2024
Personnel expenses	13,967	7,682	10,437	8,157	24,404	15,839
Payroll and related expenses	7,114	4,052	5,558	4,847	12,672	8,899
Share-based compensation expense	6,853	3,630	4,879	3,310	11,732	6,940
Other operating expenses	29,830	32,638	7,593	8,150	37,423	40,788
External service providers	28,798	32,059	5,857	5,761	34,655	37,820
Other operating expenses	783	385	1,597	2,299	2,380	2,684
Depreciation expense	249	194	139	90	388	284
Total operating expenses	43,797	40,320	18,030	16,307	61,827	56,627

Total operating expenses increased for both the three- and nine -month periods in 2025 compared to the prior year periods. Expenses related to external service providers for research and development expenses decreased during both periods. This was primarily driven by OPTIMIZE-2 and RELIEF trial costs incurred and concluded during the nine months ended September 30, 2024. The Phase 3 OPTIMIZE-2 trial of OCS-01 for inflammation and pain following cataract surgery was closed in 2024 due to a third-party administrative error. The RELIEF trial of Licaminlimab in dry eye disease was completed with positive results in Q2 2024. These decreases were partially offset by increased costs related to the Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 trials of OCS-01 in diabetic macular edema (“DME”), for which full patient enrollment was completed in Q2 2025. Decreases in other operating expenses were offset by increases in personnel expenses for both research and development and general and administrative expenses resulting from increased product development activities and related headcount growth. The increase in share-based compensation expense is primarily due to new grants and increased grant value for awards granted during the nine months ended September 30, 2025.

6.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of other current assets by category:

	September 30, 2025	December 31, 2024
Prepaid clinical and technical development expenses	328	2,615
Prepaid general and administrative expenses	3,088	1,564
VAT and other withholding tax receivable	890	1,426
Total	4,306	5,605

The decrease in prepaid clinical and technical development expenses as of September 30, 2025 compared to prior year end was due to advancements of clinical trials, primarily the OCS-01 DIAMOND-1 and DIAMOND-2 trials in DME which started in December 2023 and

February 2024, respectively, and completed enrollment in April 2025. The increase in prepaid general and administrative expenses as of September 30, 2025 compared to prior year end was due to capitalized transaction costs associated with the Company’s ATM program and Amended Loan Agreement.

The table below shows the movement of accrued income for the nine months ended September 30, 2025 and 2024:

	2025	2024
Balance as of January 1,	629	876
Accrued income recognized during the period	788	683
Foreign exchange revaluation	5	9
Balance as of September 30,	1,422	1,568

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. These tax credits are either used to reduce the company’s income tax liability or, if the credits exceed the tax due, they are paid out in cash. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

7.
SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted the 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”) and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes. Each grant of share-based options made under the 2023 ESOP entitles the grantee to acquire ordinary shares with payment of the exercise price in cash. The Company intends to settle any options, RSUs and SARs granted only in ordinary shares.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value for options and SARs granted during the nine months ended September 30, 2025 was CHF 11.94 or $14.19 per share. The weighted average grant date fair value for options and SARs granted during the nine months ended September 30, 2024 was CHF 7.90 or $8.96 per share.

The following assumptions were used in the Black-Scholes option pricing model for determining the value of options and SARs granted during the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,
	2025	2024
Weighted average share price at the date of grant(1)	$18.37 (CHF 15.45)	$11.55 (CHF 10.18)
Range of expected volatilities (%)(2)	87.23 - 91.39	85.54 - 93.00
Range of expected terms (years)(3)	6.25	5.50 - 6.25
Range of risk-free interest rates (%)(4)	3.83 - 4.26	3.58 - 4.63
Dividend yield (%)	0.00	0.00

(1) The equity award exercise price is denominated in USD.

(2) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the nine months ended September 30, 2025 and 2024:

	2025			2024
	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates
Outstanding as of January 1,	4,687,054	6.82	2028 - 2034	3,466,210	4.50	2027 - 2033
Options granted	1,182,131	15.45	2035	1,760,922	10.18	2034
Forfeited(1)	(330,541)	10.64	2028 - 2035	(288,312)	4.29	2031 - 2033
Exercised(1)	(337,551)	3.91	2028 - 2034	(290,511)	3.04	2027 - 2033
Outstanding as of September 30,	5,201,093	8.39	2028 - 2035	4,648,309	6.48	2028 - 2034

(1) Forfeited amount includes earnout options forfeited during the nine month periods ended September 30, 2025 and 2024. No SARs had been exercised or forfeited during the nine months ended September 30, 2025 and 2024.

The number of options and SARs that were exercisable at September 30, 2025 and 2024 were 2,487,809 and 1,730,938, respectively. Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of September 30, 2025 have exercise prices ranging from CHF

1.56 to CHF 15.33. The weighted average remaining contractual life of options and SARs outstanding as of September 30, 2025 and December 31, 2024 was eight years.

Restricted stock units

Each RSU granted under the 2023 ESOP entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all RSUs granted in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSUs have time-based vesting conditions ranging from one to four years. The following is a summary of RSU activity for the nine months ended September 30, 2025 and 2024:

	2025			2024
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1	467,478	9.81	2034	—	—	—
RSUs granted	714,813	15.56	2035	466,908	9.76	2034
RSUs vested/released	(135,072)	9.97	2034 - 2035	(4,715)	10.52	2034
Outstanding as of September 30	1,047,219	14.02	2034 - 2035	462,193	9.33	2034

Share-based compensation expense

The total share-based compensation expense recognized in the statement of loss amounted to CHF 4.6 million and CHF 11.7 million for the three and nine months ended September 30, 2025, respectively, including CHF 1.9 million and CHF 4.5 million recognized during the three and nine months ended September 30, 2025 related to RSUs outstanding. Total share-based compensation recognized in the statement of loss was CHF 2.5 million and CHF 6.9 million for the three and nine months ended September 30, 2024, respectively, including CHF 0.5 million and CHF 1.0 million recognized during the three and nine months ended September 30, 2024 related to RSUs outstanding. The reserve for share-based payment increased from CHF 16.1 million as of December 31, 2024 to CHF 26.5 million as of September 30, 2025.

During the nine months ended September 30, 2025, certain RSUs that included a performance condition were modified such that the condition had been met. This modification resulted in CHF 0.2 million of additional share-based compensation expense during the nine months ended September 30, 2025. During the nine months ended September 30, 2024, certain options were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition. Total expense attributable to the modification was CHF 1.0 million recognized during the nine months ended September 30, 2024.

Earnout options

As a result of the Company’s 2023 business combination agreement with European Biotech Acquisition Corp (“BCA”), certain pre-BCA Oculis equity holders received an aggregate of 369,737 earnout options with an exercise price of CHF 0.01. Vesting of these options are based on the achievement of post-acquisition-closing volume weighted average share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028. The first two price targets of $15.00 and $20.00 were met in November 2024 and February 2025, respectively, resulting in an aggregate of 168,571 earnout options becoming exercisable.

8.
CASH AND CASH EQUIVALENTS, AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

	Cash and cash equivalents		Short-term financial assets
by currency	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
Swiss Franc	12,526	2,810	95,000	61,000
US Dollar	32,320	15,234	-	9,955
Euro	1,186	8,960	3,740	-
Iceland Krona	252	648	-	-
Other	156	56	-	-
Total	46,440	27,708	98,740	70,955

Short-term financial assets consist of fixed term bank deposits with maturities between three and nine months.

9.
WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of September 30, 2025 and 2024:

	2025			2024
	BCA Warrants	Amended Blackrock Warrant	Total Warrant Liabilities	BCA Warrants	Amended Blackrock Warrant	Total Warrant Liabilities
Balance as of January 1,	19,390	461	19,851	5,370	-	5,370
Issuance of warrants	-	122	122	-	294	294
Fair value (gain)/loss on warrant liability	9,136	(80)	9,056	2,165	(22)	2,143
Exercise of public and private warrants	(16,886)	-	(16,886)	-	-	-
Balance as of September 30,	11,640	503	12,143	7,535	272	7,807

The BCA warrants represent public and private placement warrants assumed from European Biotech Acquisition Corp. as part of the BCA (“BCA Warrants”). The fair value of the public BCA Warrants, which are traded on Nasdaq, is based on the quoted Nasdaq market prices at the end of the reporting period for such warrants. Since the private placement BCA Warrants have identical terms to the public BCA Warrants, the Company determined that the fair value of each private placement BCA Warrant is equivalent to that of each public BCA Warrant. The public BCA Warrants are included in Level 1 and the private placement BCA Warrants in Level 2 of the fair value hierarchy. BCA Warrants are classified as short-term liabilities given that the Company cannot defer the settlement for at least 12 months.

The Company’s Amended Blackrock Warrant is classified as a liability because its exercise prices are fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Amended Blackrock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Amended Blackrock Warrant as of July 31, 2025, which was the date of initial recognition, September 30, 2025 and December 31, 2024:

	July 31, 2025	September 30, 2025	December 31, 2024
Share price on valuation date	$17.64 (CHF 14.34)	$17.58 (CHF 14.01)	$17.00 (CHF 15.38)
Range of expected volatility (%)(1)	88.53	86.05 - 87.00	94.32
Range of expected term (years)(2)	3.50	2.83 - 3.42	3.21
Range of risk-free interest rate (%)(3)	3.91	3.61 - 3.64	4.28
Dividend yield (%)	0.00	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Blackrock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

For the three and nine months ended September 30, 2025, the Company recognized fair value gains of CHF 3.1 million and losses of CHF 9.1 million, respectively, that were directly related to decreases and increases, respectively, in the market price of outstanding public warrants during the period. For the three and nine months ended September 30, 2024, the Company recognized fair value losses of CHF 0.4 million and CHF 2.1 million, respectively, that were directly attributable to the increasing market price of outstanding public warrants during the period.

In the event of exercise, warrant liabilities are reduced by the fair value on the date of exercise. The resulting fair value adjustment and cash received are recorded to share premium within the Statements of changes in equity. The movement of the warrant liability during the nine months ended September 30, 2025 and 2024 is illustrated below:

	2025		2024
in CHF thousands (except number of warrants)	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	19,851	4,018,384	5,370	4,254,096
Issuance of warrants	122	15,989	294	43,321
Fair value (gain)/loss on warrant liability	9,056	-	2,143	-
Exercise of public and private warrants	(16,886)	(1,817,063)	-	(49)
Balance as of September 30,	12,143	2,217,310	7,807	4,297,368

10.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the accrued expenses and other payables by category:

	As of September 30, 2025	As of December 31, 2024
Product development related expenses	15,112	13,702
Personnel related expenses	3,444	3,696
General and administration related expenses	1,287	749
Other payables	99	51
Total	19,942	18,198

The increase in product development-related accrued expenses as of September 30, 2025 relative to the prior year-end primarily reflects continued advancement of the Company’s development pipeline, notably the two Phase 3 clinical trials under the OCS-01 DIAMOND program. Accrued general and administrative related expenses increased due to transaction costs incurred during the third quarter of 2025 related to the Amended Loan Agreement with Blackrock.

11.
LOSS PER SHARE

As of September 30, 2025 the Company had 52,374,811 ordinary shares issued and outstanding with a share price of $17.58 or CHF 14.01. The following table sets forth the loss per share calculations for the three and nine months ended September 30, 2025 compared to the three and nine months ended September 30, 2024.

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Net loss for the period attributable to Oculis shareholders, in CHF thousands	(16,855)	(20,190)	(75,443)	(57,122)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	52,361,247	41,807,918	50,995,186	39,659,305

Basic and diluted net loss per share for the period, in CHF	(0.32)	(0.48)	(1.48)	(1.44)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of September 30, 2025	As of September 30, 2024
Share options issued and outstanding	4,984,095	4,408,188
Earnout options	216,998	240,121
Share and earnout options issued and outstanding	5,201,093	4,648,309
Restricted stock units subject to future vesting	1,047,219	462,193
Earnout shares	948,549	3,793,995
Public warrants	2,006,301	4,102,348
Private warrants	151,699	151,699
Blackrock Warrant	59,310	43,321
Total	9,414,171	13,201,865

12.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Salaries, cash compensation and other short-term benefits	1,300	1,142	4,361	3,476
Pension	128	97	363	294
Share-based compensation expense	3,363	1,742	8,207	5,450
Total	4,791	2,981	12,931	9,220

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of key management individuals reported as receiving compensation in the table above decreased from 12 to 11 for the three and nine months ended September 30, 2025 as compared to the three and nine months ended September 30, 2024. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above decreased from 5 to 4 for the three and nine months ended September 30, 2025 as compared to the three and nine months ended September 30, 2024.

13.
SUBSEQUENT EVENTS

On November 3, 2025, the Company closed offerings of an aggregate of 5,432,098 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.25 (CHF 16.33) per share for total gross proceeds of $110.0 million, or CHF 88.7 million, before deducting underwriting discounts and commissions and offering expenses. The financing consists of an underwritten offering (the “Underwritten Offering”) of 4,691,358 ordinary shares and a registered direct offering to an investor of 740,740 ordinary shares (the “Direct Offering” and, together with the Underwritten Offering, the “Offerings”) In connection with the Underwritten Offering, the Company has granted the underwriters a 30-day option to purchase up to an additional 703,703 ordinary shares at a price of $20.25 per share. Of the shares being offered, including shares underlying the underwriters’ option, 2,635,801 are new shares that will be issued out of the Company’s existing capital band before closing and 3,500,000 are shares previously held in treasury by the Company.